UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15	OMB APPROVAL
OMB Number: 3235-0167 Expires: March 31, 2021 Estimated average burden hours per response.... 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 002-41703

OMNICANNA HEALTH SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

2910 North Powers Boulevard, Suite 125

Colorado Springs, Colorado 80922

Telephone: 1-866-326-5595

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☒

Rule 12g-4(a)(2)       ☐

Rule 12h-3(b)(1)(i)    ☐

Rule 12h-3(b)(1)(ii)   ☐

Rule 15d-6                ☐

Rule 15d-22(b)         ☐

Approximate number of holders of record as of the certification or notice date: 77

Pursuant to the requirements of the Securities Exchange Act of 1934 Omnicanna Health Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2019	By:	/s/ Robert Kane
Robert Kane
	Title:	Chief Operating Officer & Director